FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ]

Athens, April 23rd, 2018

PRESS RELEASE

National Bank of Greece S.A. (the ‘Bank’), announces that, by decision of its Board of Directors during its session held today, and following proposal by the Corporate Governance and Nominations Committee, Mr. Andrew McIntyre was elected as independent non-executive member of the Board of Directors, in accordance with the Bank’s Articles of Association and the current corporate governance framework.

Having served in prominent positions in various international financial organisations, Mr. Andrew McIntyre possesses significant experience in the banking sector and expertise in the areas of audit and risk management, and has had a long career in reputable international firms and organisations.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ new Board members is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)
Date: April 23rd, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)
Date: April 23rd, 2018

Director, Financial Division